UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On June 8, 2026, AIR Global PLC (NASDAQ: AIIR) (the “Company”) issued a press release in relation to its key operating and financial metrics in relation to the closing of its business combination with Cantor Equity Partners III, Inc. (“CAEP”). A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026	AIR Global PLC

	By:	/s/ Stuart Brazier
		Name:	Stuart Brazier
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	AIR Global PLC press release, dated June 8, 2026